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                            STIMSONITE CORPORATION
                            6565 West Howard Street
                             Niles, Illinois 60714

                                 June 10, 1999

Dear Stockholder:

  I am pleased to inform you that Stimsonite Corporation has entered into a merger agreement with Avery Dennison Corporation. As contemplated by that agreement, Vision Acquisition Corporation, a wholly owned subsidiary of Avery Dennison, has commenced a cash tender offer to purchase all of the outstanding shares of Stimsonite common stock for $14.75 per share in cash. The tender offer is conditioned upon, among other things, at least a majority of Stimsonite's shares outstanding on a fully diluted basis being validly tendered and not withdrawn. If the Avery Dennison subsidiary purchases the shares in the tender offer, the tender offer will be followed by a merger, in which each share of Stimsonite common stock not purchased in the tender offer will be converted into the right to receive $14.75 per share in cash, without interest. Stockholders owning or having options to acquire approximately 20% of the outstanding shares of Stimsonite common stock have agreed to tender their shares in the tender offer.

  YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE AVERY DENNISON OFFER AND MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF STIMSONITE AND ITS STOCKHOLDERS AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE AVERY DENNISON OFFER AND TENDER THEIR SHARES PURSUANT TO IT.

  In arriving at its recommendation, your Board of Directors gave careful consideration to the factors described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other things, the Board considered the opinion of its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, that, as of the date of that opinion, the consideration to be received by the holders of shares of Stimsonite common stock in the tender offer and merger is fair from a financial point of view to those holders.

  In addition to the attached Schedule 14D-9, also enclosed are materials prepared by Avery Dennison, including the Offer to Purchase, dated June 10, 1999, together with related materials, including a Letter of Transmittal to be used for tendering your shares in the tender offer. These documents state the terms and conditions of the tender offer and the merger and provide instructions as to how to tender your Stimsonite shares. I urge you to read these documents carefully in making your decision with respect to tendering your shares pursuant to the tender offer.

  Finally, I want to take this opportunity to thank you, our stockholders, for your continued support.

                                          On behalf of the Board of Directors,

                                          Robert E. Stutz
                                          President, Chief Executive Officer
                                          and Director